

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2013

Via E-mail
José Guillermo Zozaya Delano
President, Executive Representative and General Manager
Kansas City Southern de Mexico, S.A. de C.V.
Montes Urales 625
Lomas de Chapultepee
11000 Mexico, D.F.
Mexico

> **Re: Kansas City Southern de Mexico, S.A. de C.V.**
> **Registration Statement on Form S-4**
> **Filed August 26, 2013**
> **File No. 333-190820**

Dear Mr. Zozaya:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please have counsel revise section (b) in the second to the last paragraph on page 2 of Exhibit 5.1 to clarify that it is not making such assumptions regarding the company as it is inappropriate for counsel to make such assumptions regarding its own client.

Exhibits 8.1 and 8.2

2. Please have counsel revise the second to the last paragraph in Exhibit 8.1 to include a consent to being named in the prospectus and a consent to the discussion of Exhibit 8.1 in the Material U.S. Federal Income Taxation section of the prospectus. Similarly, please have counsel revise the second to the last paragraph in Exhibit 8.2 to include a consent to being named in the prospectus and a consent to the discussion of Exhibit 8.2 in the

Exchange Offers section and Mexican Tax Considerations section of the prospectus. In this regard, we note from Exhibit 23.1 in the Exhibit Index that the consent is contained in Exhibit 8.1 and from Exhibit 23.3 that the consent is contained in Exhibit 8.2. Please revise Exhibits 8.1 and 8.2 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

José Guillermo Zozaya Delano
Kansas City Southern de Mexico, S.A. de C.V.
September 10, 2013
Page 3

        Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any
questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief

Via E-mail
Gary Kashar
White & Case LLP